


11016258

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36754

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _01/01/10_ AND ENDING _12/31/10_

_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARSCO INVESTMENT CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Eisenhower Parkway

(No. and Street)

Roseland	NJ	07068
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Kadison, CEO   (973) 228-2886

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

(Name – _if individual, state last, first, middle name_)

517 Route 1 South, Suite 4103	Iselin	NJ	08859
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Mark E. Kadison_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___MARSCO INVESTMENT CORPORATION_____, as of ___December 31_____, 20 _10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
CEO
Title

_____
Notary Public

LOIS MARGENAU
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/23/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PUBLIC

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

MARSCO INVESTMENT CORPORATION



Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

330 7th Avenue
Suite 202
New York, NY 10001
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Marsco Investment Corporation

We have audited the statement of financial condition of **Marsco Investment Corporation** (the "Company") as of December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Marsco Investment Corporation** as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Iselin, New Jersey
February 22, 2011

MARSCO INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

	December 31, 2010
ASSETS	
Cash	$ 579,615
Cash segregated under federal regulations	16,646,889
Deposits with clearing organization	520,000
Receivables from customers	5,465,768
Office equipment at cost (net of accumulated depreciation of $28,773)	3,637
Other assets	19,096
Total assets	$ 23,235,005
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables to:	
Customers	$ 20,014,734
Broker-dealers	34,106
Bank loan	1,600,000
Accrued expenses and other liabilities	92,840
Total liabilities	21,741,680
Stockholders' equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	695,000
Retained earnings	773,510
Total stockholders' equity	1,493,325
Total liabilities and stockholders' equity	$ 23,235,005

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company's principal business is that of a discount securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Concentrations of Credit Risk

At times during the year, cash balances in banks may have exceeded the Federal Deposit Insurance Corporation ("FDIC") limits.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis adjusted for trade date, if material.

Depreciation

Office equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

Income Taxes

The Company has elected S corporation status under Section 1362 of the Internal Revenue Code. Corporate income is therefore recognized by the stockholders and taxed on their individual federal income tax returns. Consequently no provision has been made for federal taxes in these financial statements. The Company also elected S corporation status in the State of New Jersey. Provision has been made for the Company's share of the State Corporation Business Tax.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending stockholders' equity. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2010.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2010.

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $98,461 for the year ended December 31, 2010.

2. Office Equipment

Office equipment consists of the following:

Office equipment	$ 32,410
Less: accumulated depreciation	(28,773)
	$ 3,637

Depreciation expense for the year ended December 31, 2010 was $1,696.

3. Bank Loan

The Company has a credit line of $4,000,000 under a brokerage credit agreement of which $2,400,000 was available at December 31, 2010. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. The available line of credit is subject to renewal on June 30, 2011. Borrowings are due on demand and secured by customer securities pledged by the Company. The outstanding balance of $1,600,000 as of December 31, 2010 was collateralized by customer securities pledged of approximately $2,994,000.

4. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

4. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk (Continued)

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2010, the fair value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

5. Commitments

The Company leases its office facilities under an agreement that expires on July 31, 2014. The lease contains provisions for escalations based on increases in certain costs incurred by the lessor. The Company recognizes rent on the straight-line basis.

Future minimum lease payments are as follows for year ended:

December 2011	$ 53,825
December 2012	55,081
December 2013	55,978
Thereafter	32,654
	$ 197,538

Rent expense and occupancy costs were $47,583 for the year ended December 31, 2010.

6. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain "net capital" of $250,000 or 2% of "aggregate debit items" whichever is greater, as these terms are defined. At December 31, 2010, the Company has net capital of $1,470,592, which was $1,220,592 in excess of its required net capital of $250,000. The Company's ratio of aggregate debit balances to net capital was 3.81 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers (Rule 15c3-3). At December 31, 2010, the Company has segregated cash of $16,646,889 under Rule 15c3-3. On January 3, 2011, $200,000 was withdrawn from the special reserve account. On January 3, 2011, the Company had $16,446,889 in the special reserve account which was $228,504 in excess of the deposit requirement of $16,218,385 to satisfy the December 31, 2010 Rule 15c3-3 deposit requirement.

7. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. It is management's belief after consultation with counsel that the outcome of any resulting actions will not be material, and will not have a material adverse effect on the financial position of the Company.

8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any additional subsequent events that required adjustment or disclosure, in these financial statements.